FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 06, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Fourth Quarter 2019 Financial Results in an investor conference”, dated February 06, 2020.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Fourth Quarter 2019 Results”, dated February 06, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 06, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports Fourth Quarter 2019 Financial Results

Issued by: AU Optronics Corp.
Issued on: February 06, 2020

Hsinchu, Taiwan, February 06, 2020–

AU Optronics Corp. ("AUO" or the "Company") (TSE: 2409) today held its investor conference and announced its consolidated financial results for the fourth quarter of 2019(1).

Consolidated revenues for the fourth quarter of 2019 were NT$61.97 billion, down by 11.5% quarter-over-quarter. AUO’s net loss attributable to owners of the Company for the fourth quarter of 2019 was NT$8.83 billion, with a basic EPS(2) of -NT$0.92.

For the fiscal year of 2019, consolidated revenues totaled NT$268.79 billion, a decrease of 12.6% year-over-year. Net loss attributable to owners of the Company was NT$19.19 billion, with a basic EPS(2) of -NT$2.00.

In the fourth quarter of 2019, large-sized panel(3) shipments totaled around 26.53 million units, down by 7.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter reached around 37.46 million units, up by 5.2% quarter-over-quarter.

For the full year of 2019, large-sized panel shipments were around 108.24 million units, a decrease of 5.7% from the previous year. Small and medium-sized panel shipments totaled around 131.02 million units, down by 21.4% year-over-year.

Highlights of consolidated results for the fourth quarter of 2019

•	Revenues of NT$61.97 billion

•	Operating loss of NT$6.51 billion

•	Net loss attributable to owners of the Company at NT$8.83 billion

•	Basic EPS(2) was -NT$0.92

•	Gross margin was -2.4%

•	Operating margin was -10.5%

•	EBITDA(4) margin was 4.2%

1/3

•	Operating margin of Display Segment was -10.6%

•	EBITDA(4) margin of Display Segment was 4.4%

Highlights of consolidated results for the fiscal year of 2019:

•	Revenues of NT$268.79 billion

•	Operating loss of NT$20.47 billion

•	Net loss attributable to owners of the Company at NT$19.19 billion

•	Basic EPS(2) of -NT$2.00

•	Gross margin was 0.2%

•	Operating margin was -7.6%

•	EBITDA(4) margin was 5.9%

•	Operating margin of Display Segment was -7.6%

•	EBITDA(4) margin of Display Segment was 6.1%

Looking back to 2019, end market demand was relatively weak. The ramping up of new capacities also intensified the imbalance between market supply and demand. As a result, panel prices fell sharply, while revenues declined by 12.6% year over year to NT$268.79 billion in 2019. Profitability was affected, thus resulted in a full-year loss. Still, the Company has maintained a stable financial structure, with 35 days of inventory turnover and 17.7% of net debt to equity ratio in the fourth quarter. Both metrics were kept at a healthy status.

Looking into 2020, the panel industry continues facing challenges and uncertainties. By leveraging its robust R&D capability and healthy financial structure, the Company will continue striving for its value extension strategy, expanding its scope of businesses to services, downstream systems and solutions. Looking forward to this strategy for transformation gradually coming to fruition in the future, which may enable the Company to break away from the imbalanced panel industry.

(1)	All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the fourth quarter of 2019 was calculated based on the weighted average outstanding shares of the reporting quarter (9,571 million shares); Basic EPS in the fiscal year of 2019 was calculated based on the weighted average outstanding shares of the reporting year (9,597million shares).

(3)	Large size refers to panels that are 10 inches and above.

(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

2/3

###

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, smart retail, general health, circular economy and smart manufacturing service. Additionally, AUO has also been named to the Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2019 were NT$268.79 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TSE: 2409), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2019. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chen@auo.com

3/3

 Item 2

AU Optronics Corp. Fourth Quarter 2019 Results Investor Conference Feb. 06, 2020

Safe Harbor Notice• The statements included in this presentation that are not historical in nature are “forward- looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by theInternational Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.• Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.2 © 2019 AU Optronics Corporation – Proprietary and Confidential

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	4Q19		3Q19		QoQ %	4Q18	
Net Sales	**61,968**	**100.0%**	**70,053**	**100.0%**	**(11.5%)**	**77,093**	**100.0%**
Cost of Goods Sold	(63,467)	(102.4%)	(70,325)	(100.4%)	(9.8%)	(73,010)	(94.7%)
Gross Profit(Loss)	**(1,498)**	**(2.4%)**	**(272)**	**(0.4%)**	**450.6%**	**4,084**	**5.3%**
Operating Expenses	(5,012)	(8.1%)	(5,165)	(7.4%)	(3.0%)	(5,537)	(7.2%)
Operating Profit(Loss)	**(6,510)**	**(10.5%)**	**(5,437)**	**(7.8%)**	**19.7%**	**(1,454)**	**(1.9%)**
Net Non-operating Income(Expenses)	(1,432)	(2.3%)	720	1.0%	—	1,104	1.4%
Profit(Loss) before Tax	**(7,942)**	**(12.8%)**	**(4,717)**	**(6.7%)**	**68.4%**	**(350)**	**(0.5%)**
Net Profit(Loss)	**(9,142)**	**(14.8%)**	**(4,737)**	**(6.8%)**	**93.0%**	**(426)**	**(0.6%)**
Net Profit Attributable to Owners of Company	**(8,828)**	**(14.2%)**	**(3,987)**	**(5.7%)**	**121.4%**	**281**	**0.4%**
Basic EPS (NT$)[(a)]	**(0.92)**		**(0.41)**		**124.4%**	**0.03**	
Operating Profit + D&A	**2,591**	**4.2%**	**3,509**	**5.0%**	**(26.2%)**	**7,510**	**9.7%**
Display Segment Information:							
Net Sales	58,874	100.0%	67,284	100.0%	(12.5%)	73,554	100.0%
Operating Profit(Loss)	(6,263)	(10.6%)	(5,178)	(7.7%)	21.0%	(1,260)	(1.7%)
Operating Profit + D&A	2,587	4.4%	3,520	5.2%	(26.5%)	7,417	10.1%
Unit Shipments (mn)[(b)]							
Large Size Panels	**26.5**		**28.7**		**(7.5%)**	**28.5**	
Small & Medium Size Panels	**37.5**		**35.6**		**5.2%**	**32.1**	

a) Basic EPS was calculated based on the weighted average outstanding shares of the reporting quarter. The weighted average outstanding shares were 9,571m shares, 9,623m shares and 9,624m shares for 19Q4, 19Q3 and 18Q4, respectively.

b) Large size refers to panels that are 10 inches and above

3

© 2019 AU Optronics Corporation – Proprietary and Confidential

Statement of Comprehensive Income

AUO

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	FY 2019		FY 2018		YoY %
Net Sales	**268,792**	**100.0%**	**307,634**	**100.0%**	**(12.6%)**
Cost of Goods Sold	(268,336)	(99.8%)	(279,495)	(90.9%)	(4.0%)
Gross Profit	**456**	**0.2%**	**28,140**	**9.1%**	**(98.4%)**
Operating Expenses	(20,924)	(7.8%)	(21,472)	(7.0%)	(2.6%)
Operating Profit(Loss)	**(20,468)**	**(7.6%)**	**6,668**	**2.2%**	—
Net Non-operating Income	623	0.2%	4,548	1.5%	(86.3%)
Profit(Loss) before Tax	**(19,845)**	**(7.4%)**	**11,216**	**3.6%**	—
Net Profit(Loss)	**(21,599)**	**(8.0%)**	**7,960**	**2.6%**	—
Net Profit Attributable to Owners of Company	**(19,185)**	**(7.1%)**	**10,161**	**3.3%**	—
Basic EPS (NT$)(a)	**(2.00)**		**1.06**		—
Operating Profit + D&A	**15,790**	**5.9%**	**40,895**	**13.3%**	**(61.4%)**
ROE(b)	**(10.1%)**		**4.9%**		—
Display Segment Information:					
Net Sales	256,667	100.0%	290,785	100.0%	(11.7%)
Operating Profit(Loss)	(19,484)	(7.6%)	7,793	2.7%	—
Operating Profit + D&A	15,753	6.1%	40,774	14.0%	(61.4%)
Unit Shipments (mn)(c)					
Large Size Panels	**108.2**		**114.8**		**(5.7%)**
Small & Medium Size Panels	**131.0**		**166.6**		**(21.4%)**

a) Basic EPS in 2019 was calculated based on the weighted average outstanding shares of 9,597m shares. Basic EPS in 2018 was calculated based on the weighted average outstanding shares of 9,624m shares.
b) ROE was based on average equity attributable to shareholders of the parent company
c) Large size refers to panels that are 10 inches and above

4

© 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Balance Sheet HighlightsAmount : NT$ Million 4Q19 3Q19 QoQ % 4Q18 Cash and Cash Equivalents (a ) 80,450 71,149 13.1% 69,163 Inventory 23,460 25,435 (7.8%) 26,309 Short Term Debt (b ) 11,261 9,250 21.7% 30,142 Long Term Debt 102,433 98,378 4.1% 56,709 Equity 187,977 198,531 (5.3%) 217,279 Total Assets 397,638 407,291 (2.4%) 409,832Inventory Turnover (Days)(c) 35 34 33 Net Debt to Equity (d ) 17.7% 18.4% 8.1%a) Excluding time deposit with maturity longer than 3 months (NT$0m in 4Q19, 3Q19 and 4Q18 )b) Short term debt refers to all interest bearing debt maturing within one yearc) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 daysd) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity5© 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Cash Flow HighlightsAmount : NT$ Million 4Q19 3Q19 QoQFrom Operating Activities 9,871 3,941 5,930 Profit(Loss) before Tax (7,942) (4,717) (3,226) Depreciation & Amortization 9,101 8,946 155 Net Change in Working Capital 6,549 183 6,366 From Investing Activities (5,014) (6,742) 1,728 Capital Expenditure (5,993) (7,429) 1,436 From Financing Activities 5,502 (4,915) 10,417 Net Change in Debt 6,465 447 6,018 Net Change in Cash(a ) 9,300 (8,946) 18,247a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries6© 2019 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Application100%39% 36% 30% 30% 80% 39%60% 15% 15% 15% 16% 17%40% 26% 29% 29% 26% 24%20% 19% 20% 23% 26% 26%0% 4Q18 1Q19 2Q19 3Q19 4Q19TVMonitorMobile PC andDeviceCommercialand Others– Mobile PC and Device: including displays for notebook, tablet and mobile phones.– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.7 © 2019 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Size100%25% 26% 24% 21% 22%80% 10% 7% 7% 11% 11%60% 17% 17% 18% 18% 19%40% 35% 33% 30% 29% 28%20% 17% 16% 18% 20% 21% 0% 4Q18 1Q19 2Q19 3Q19 4Q198© 2019 AU Optronics Corporation – Proprietary and Confidential>=50"39"<=size<50"20"<=size<39"10"<=size<20"size<10"

Consolidated Shipments & ASP by AreaShipments in square meter ASP per square meter(K m2) 7,0003,500 6,678 6,422 6,637 6,342 6,20004Q18 1Q19 2Q19 3Q19 4Q19(US$) 500 400 $345 $312 $323 $312 $298300 200 4Q18 1Q19 2Q19 3Q19 4Q19– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter9 © 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Small & Medium PanelShipments by Area & RevenuesShipments in square meter Revenues(K m2) 450300377.7 150 310.2 334.5 285.3231.504Q18 1Q19 2Q19 3Q19 4Q19– Small & Medium size refers to panels that are under 10 inches(NT$ bn)20 16 11.6 11.5 12.8 12.012 9.98 4 0 4Q18 1Q19 2Q19 3Q19 4Q19 10© 2019 AU Optronics Corporation – Proprietary and Confidential

www.auo.comir@auo.com© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended December 31, 2019 and 2018 and September 30, 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	4Q19			4Q18		4Q19			3Q19	
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,072	61,968	100.0	77,093	(19.6)	2,072	61,968	100.0	70,053	(11.5)
Cost of Goods Sold	2,122	63,467	102.4	73,010	(13.1)	2,122	63,467	102.4	70,325	(9.8)
Gross Profit(Loss)	(50)	(1,498)	(2.4)	4,084	–	(50)	(1,498)	(2.4)	(272)	450.6
Operating Expenses	168	5,012	8.1	5,537	(9.5)	168	5,012	8.1	5,165	(3.0)
Operating Profit(Loss)	(218)	(6,510)	(10.5)	(1,454)	347.9	(218)	(6,510)	(10.5)	(5,437)	19.7
Net Non-operating Income(Expenses)	(48)	(1,432)	(2.3)	1,104	–	(48)	(1,432)	(2.3)	720	–
Profit(Loss) before Income Tax	(266)	(7,942)	(12.8)	(350)	2,170.0	(266)	(7,942)	(12.8)	(4,717)	68.4
Income Tax Expense	(40)	(1,199)	(1.9)	(76)	1,469.1	(40)	(1,199)	(1.9)	(20)	5,789.4
Net Profit(Loss)	(306)	(9,142)	(14.8)	(426)	2,044.3	(306)	(9,142)	(14.8)	(4,737)	93.0
Other Comprehensive Income(Loss)	(22)	(647)	(1.0)	407	–	(22)	(647)	(1.0)	(1,503)	(57.0)
Total Comprehensive Income(Loss)	(327)	(9,788)	(15.8)	(19)	50,278.0	(327)	(9,788)	(15.8)	(6,240)	56.9
Net Profit(Loss) Attributable to:										
Owners of Company	(295)	(8,828)	(14.2)	281	–	(295)	(8,828)	(14.2)	(3,987)	121.4
Non-Controlling Interests	(10)	(314)	(0.5)	(707)	(55.7)	(10)	(314)	(0.5)	(750)	(58.2)
Net Profit(Loss)	(306)	(9,142)	(14.8)	(426)	2,044.3	(306)	(9,142)	(14.8)	(4,737)	93.0
Total Comprehensive Income(Loss) Attributable to:										
Owners of Company	(314)	(9,386)	(15.1)	576	–	(314)	(9,386)	(15.1)	(5,068)	85.2
Non-Controlling Interests	(13)	(403)	(0.6)	(596)	(32.4)	(13)	(403)	(0.6)	(1,173)	(65.7)
Total Comprehensive Income(Loss)	(327)	(9,788)	(15.8)	(19)	50,278.0	(327)	(9,788)	(15.8)	(6,240)	56.9
Basic Earnings Per Share	(0.031)	(0.92)		0.03		(0.031)	(0.92)		(0.41)	
Basic Earnings Per ADS(2)	(0.308)	(9.22)		0.29		(0.308)	(9.22)		(4.14)	
Weighted-Average Shares Outstanding ('M)		9,571		9,624			9,571		9,623	

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.91 per USD as of December 31, 2019

(2) 1 ADS equals 10 common shares

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended December 31, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison				
	FY 2019			FY 2018	
	USD	NTD	%	NTD	YoY%
Net Sales	8,987	268,792	100.0	307,634	(12.6)
Cost of Goods Sold	8,971	268,336	99.8	279,495	(4.0)
Gross Profit	15	456	0.2	28,140	(98.4)
Operating Expenses	700	20,924	7.8	21,472	(2.6)
Operating Profit(Loss)	(684)	(20,468)	(7.6)	6,668	–
Net Non-operating Income(Expenses)	21	623	0.2	4,548	(86.3)
Profit(Loss) before Income Tax	(663)	(19,845)	(7.4)	11,216	–
Income Tax Expense	(59)	(1,755)	(0.7)	(3,256)	(46.1)
Net Profit(Loss)	(722)	(21,599)	(8.0)	7,960	–
Other Comprehensive Income(Loss)	(47)	(1,412)	(0.5)	(1,384)	2.0
Total Comprehensive Income(Loss)	(769)	(23,011)	(8.6)	6,576	–
Net Profit(Loss) Attributable to:					
Owners of Company	(641)	(19,185)	(7.1)	10,161	–
Non-Controlling Interests	(81)	(2,414)	(0.9)	(2,201)	9.7
Net Profit(Loss)	(722)	(21,599)	(8.0)	7,960	–
Total Comprehensive Income(Loss) Attributable to:					
Owners of Company	(675)	(20,192)	(7.5)	9,085	–
Non-Controlling Interests	(94)	(2,819)	(1.0)	(2,509)	12.3
Total Comprehensive Income(Loss)	(769)	(23,011)	(8.6)	6,576	–
Basic Earnings Per Share	(0.07)	(2.00)		1.06	
Basic Earnings Per ADS(2)	(0.67)	(19.99)		10.56	
Weighted-Average Shares Outstanding ('M)		9,597		9,624	

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.91 per USD as of December 31, 2019

(2) 1 ADS equals 10 common shares

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
December 31, 2019 and 2018
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	December 31, 2019			December 31, 2018		YoY	
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,690	80,450	20.2	69,163	16.9	11,286	16.3
Notes & Accounts Receivables	1,073	32,091	8.1	47,415	11.6	(15,324)	(32.3)
Other Current Financial Assets	128	3,824	1.0	3,169	0.8	654	20.7
Inventories	784	23,460	5.9	26,309	6.4	(2,849)	(10.8)
Other Current Assets	113	3,375	0.8	3,011	0.7	365	12.1
Total Current Assets	4,788	143,200	36.0	149,068	36.4	(5,867)	(3.9)
Long-term Investments	453	13,545	3.4	13,266	3.2	279	2.1
Net Fixed Assets	6,912	206,735	52.0	221,586	54.1	(14,852)	(6.7)
Right-of-use Assets	408	12,208	3.1	0	0.0	12,208	—
Other Non-Current Assets	734	21,950	5.5	25,912	6.3	(3,961)	(15.3)
Total Non-Current Assets	8,507	254,437	64.0	260,764	63.6	(6,327)	(2.4)
Total Assets	13,294	397,638	100.0	409,832	100.0	(12,194)	(3.0)
LIABILITIES							
Short-term Borrowings	58	1,726	0.4	546	0.1	1,179	215.8
Notes & Accounts Payable	1,715	51,299	12.9	58,649	14.3	(7,350)	(12.5)
Current Installments of Long-term Borrowings	319	9,535	2.4	29,596	7.2	(20,061)	(67.8)
Current Financial Liabilities	1	19	0.0	22	0.0	(3)	(14.7)
Accrued Expense & Other Current Liabilities	723	21,633	5.4	28,893	7.1	(7,261)	(25.1)
Machinery and Equipment Payable	211	6,317	1.6	11,231	2.7	(4,914)	(43.8)
Total Current Liabilities	3,027	90,528	22.8	128,938	31.5	(38,410)	(29.8)
Long-term Borrowings	3,425	102,433	25.8	56,709	13.8	45,724	80.6
Other Non-Current Liabilities	558	16,700	4.2	6,906	1.7	9,794	141.8
Total Non-Current Liabilities	3,983	119,133	30.0	63,615	15.5	55,518	87.3
Total Liabilities	7,010	209,661	52.7	192,553	47.0	17,108	8.9
EQUITY							
Common Stock	3,218	96,242	24.2	96,242	23.5	0	0.0
Capital Surplus	2,040	61,015	15.3	60,622	14.8	393	0.6
Retained Earnings	750	22,433	5.6	46,846	11.4	(24,413)	(52.1)
Other Equity	(67)	(2,005)	(0.5)	(848)	(0.2)	(1,158)	136.5
Treasury Stock	(34)	(1,013)	(0.3)	0	0.0	(1,013)	—
Non-Controlling Interests	378	11,305	2.8	14,416	3.5	(3,111)	(21.6)
Total Equity	6,285	187,977	47.3	217,279	53.0	(29,302)	(13.5)
Total Liabilities & Equity	13,294	397,638	100.0	409,832	100.0	(12,194)	(3.0)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.91 per USD as of December 31, 2019

(2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Condensed Cash Flow Statements
For the Period Ended December 31, 2019 and 2018
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	FY 2019		FY 2018
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Profit(Loss) before Income Taxes	(663)	(19,845)	11,216
Depreciation & Amortization	1,212	36,258	34,228
Share of Profit of Equity-Accounted Investees	(5)	(150)	(312)
Changes in Working Capital	153	4,569	(2,768)
Changes in Others	(3)	(102)	(2,163)
Net Cash Provided(Used) by Operating Activities	693	20,731	40,201
Cash Flow from Investing Activities:			
Acquisitions of Financial Assets Measured at Fair Value	(124)	(3,715)	(5,962)
Proceeds from Disposal of Financial Assets Measured at Fair Value	133	3,971	984
Acquisitions of Equity-Accounted Investees	0	0	(685)
Proceeds from Disposal of Equity-Accounted Investees	30	904	0
Proceeds from Return of Capital by Equity-Accounted Investees	0	0	99
Acquisitions of Property, Plant and Equipment	(988)	(29,547)	(34,770)
Proceeds from Disposal of Property, Plant and Equipment	6	171	6,408
Decrease(Increase) in Other Financial Assets	2	56	(5)
Decrease(Increase) in Intangible Assets	(0)	(2)	0
Decrease(Increase) in Other Assets	2	50	(170)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	0	0	(397)
Net Cash Provided(Used) in Investing Activities	(940)	(28,112)	(34,498)
Cash Flow from Financing Activities:			
Increase(Decrease) in Short-term Borrowings	40	1,188	(2,818)
Increase(Decrease) in Long-term Borrowings	886	26,501	(24,465)
Payment of Lease Liabilities	(23)	(695)	0
Increase(Decrease) in Guarantee Deposits	(0)	(2)	(13)
Cash Dividends	(161)	(4,812)	(14,436)
Payments to Acquire Treasury Shares	(34)	(1,013)	0
Changes in Non-Controlling Interests and Others	(14)	(425)	(114)
Net Cash Provided(Used) by Financing Activities	693	20,742	(41,847)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(69)	(2,074)	286
Net Increase(Decrease) in Cash and Cash Equivalents	377	11,286	(35,857)
Cash and Cash Equivalents at Beginning of Period	2,312	69,163	105,021
Cash and Cash Equivalents at End of Period	2,690	80,450	69,163

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.91 per USD as of December 31, 2019

© 2019 AU Optronics Corporation – Proprietary and Confidential